P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

02 JUN -5 AM 11:21

15 May 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

02034651

82-2083

SUPPL

Dear Sirs

POSSIBLE SALE OF CONTRACT LOGISTICS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Liz Eddington
Company Secretariat

enc

dlw 6/12

Press Release

15 May 2002

POSSIBLE SALE OF CONTRACT LOGISTICS

P&O announces that it is considering the possible sale of its Contract Logistics business which forms the main part of P&O Trans European. The possible sale would be in line with P&O's strategy of increasing focus on its fastest growing businesses where it has a clear competitive advantage.

Contract Logistics has achieved a strong performance over the last four years. Operating profit has more than doubled from £6.5 million in 1998 to £15.9 million in 2001 while turnover has increased by a third. In 2001, return on average capital employed was 11%.

Contract Logistics has a strong pan-European geographical spread with approximately 70% of turnover coming from Continental Europe. Contract Logistics specialises in four key sectors: automotive, petrochemical, industrial and consumer goods. It has a blue chip client base with most contracts being in excess of three years. Its clients are primarily multinationals requiring integrated cross-border supply chain solutions.

Commenting on the announcement, P&O Chairman Lord Sterling said "Contract Logistics has made excellent progress over the last few years. In considering the Group's future development opportunities, however, we have to bear in mind the increasingly global nature of logistics and our commitment to focusing on those businesses which we believe will achieve the greatest value for our shareholders."

Further Information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

Notes to editors:

1. Contract Logistics has over 7,000 employees located in approximately 200 sites including the UK, Germany and elsewhere in Western Europe. It also has an established and growing presence in Eastern Europe. Recently, the business has focused on organic growth supplemented by incremental strategic acquisitions. In 2001, it won new contracts with a gross annual value of approximately £80 million.

2. Apart from Contract Logistics, P&O Trans European's other business is Unit Loads which trades as P&O Ferrymasters. This business has strong links with P&O Ferries and it is therefore being retained within the Group.

3. P&O is being advised on the possible sale by N M Rothschild & Sons.

(ends)